UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR
For the Period Ended: December 31, 2022
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended: _____________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Silvergate Capital Corporation
Full Name of Registrant

Former Name if Applicable

4250 Executive Square, Suite 300
Address of Principal Executive Office (Street and Number)

La Jolla, CA 92037
City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
☐ (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Silvergate Capital Corporation (the “Registrant” or "Company") has determined that it is unable to file with the Securities and Exchange Commission (the “SEC”) its Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “Form 10-K”), within the prescribed time period without unreasonable effort or expense due to the reasons described below. The Company is working diligently to file its Form 10-K as soon as possible, but does not expect to be in a position to file the Form 10-K by the extension date of March 16, 2023. Although management of the Registrant has been working diligently to complete all of the required information for the Form 10-K, and a substantial part of such information has been completed as of this date, the Registrant requires additional time to perform analysis, record journal entries related to subsequent events and to complete management’s evaluation of internal controls over financial reporting. The Registrant also needs additional time to allow its independent registered public accounting firm to complete certain audit procedures, including review of adjustments not yet recorded and the evaluation of the effectiveness of the Company’s internal control over financial reporting. The Company is currently analyzing certain regulatory and other inquiries and investigations that are pending with respect to the Company. The Company’s independent registered public accounting firm is also requesting detailed information relating to such matters and the Company is responding to such requests. The Registrant is still preparing analyses and providing documentation requested by its independent auditors in connection with their review.

PART IV — OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification
Antonio Martino	(858)	362-6300
(Name)	(Area Code)	(Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that its results of operations for the fourth quarter and year ended December 31, 2022, when filed in the Form 10-K will reflect significant changes from the fourth quarter and full fiscal year ended December 31, 2021.

As reported in the press release furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K dated January 17, 2023 (the "Earnings Release"), the Company’s preliminary, unaudited financial results for the fourth quarter and full year ended December 31, 2022, included a net loss attributable to common shareholders for the year ended December 31, 2022 of $948.7 million compared to net income available to common shareholders of $75.5 million for the year ended December 31, 2021. Subsequent to December 31, 2022, a number of circumstances have occurred which will negatively impact the timing and the unaudited results previously reported in the Earnings Release, including the sale of additional investment securities beyond what was previously anticipated and disclosed in the Earnings Release primarily to repay in full the Company’s outstanding advances from the Federal Home Loan Bank of San Francisco. The Company sold additional debt securities in January and February 2023 and expects to record further losses related to the other-than-temporary impairment on the securities portfolio. These additional losses will negatively impact the regulatory capital ratios of the Company and the Company's wholly owned subsidiary, Silvergate Bank (the "Bank"), and could result in the Company and the Bank being less than well-capitalized. In addition, the Company is evaluating the impact that these subsequent events have on its ability to continue as a going concern for the twelve months following the issuance of its financial statements. The Company is currently in the process of reevaluating its businesses and strategies in light of the business and regulatory challenges it currently faces.

As noted above, the Company is in the process of conducting additional procedures and providing documentation requested by its independent registered public accounting firm to complete certain audit procedures. While we currently expect that there will be negative changes to the Company's financial condition and results of operations for the year ended December 31, 2022 as preliminarily reported in the Earnings Release, until this process and the audit is complete, and the results are evaluated by the Company’s management and the Company's independent registered public accounting firm, the Company cannot currently quantify such changes to its preliminary results of operations or financial condition for the fourth quarter and full year ended December 31, 2022.

Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect our current views with respect to, among other things, future events and our financial performance. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about our industry and management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. There are or will be important factors that could cause the Company’s actual results to differ materially from those indicated in these forward-looking statements, including, but not limited to, the following: the viability of the Company's digital asset focused business following the substantial volatility in the digital asset industry during the fourth quarter of 2022 and continuing into 2023, including several high profile bankruptcies, which has disrupted investor confidence in cryptocurrencies and led to a rapid escalation of oversight of the digital asset industry; the Company’s ability to comply with the heightened regulatory scrutiny of banking institutions that provide products and services to the digital asset industry; the safety and soundness concerns expressed by the federal banking agencies regarding banking institutions with business models that are concentrated in digital asset related activities; the Company's ability to retain digital asset customers and related low cost deposits in light of the significant volatility in the digital asset industry; risks and uncertainties, including potential liability and restrictions on the Company’s business, resulting from various litigation (including private litigation) and regulatory and other inquiries and investigations against or with respect to the Company, investigations from our banking regulators, congressional inquiries and investigations from the U.S. Department of Justice; the timing and results of our additional procedures and documentation and the completion of audit procedures by our independent registered public accounting firm; the Company’s ability to file its Form 10-K and future SEC reports on a timely basis; the Company’s assessment in accordance with applicable accounting rules regarding the Company’s ability to continue as a going concern for the twelve months following the issuance of its financial statements; the possibility that the Company and the ongoing review by the Company’s independent registered public accounting firm may identify errors or control deficiencies with respect to the Company’s internal controls over financial reporting; and the Company's ability to remediate any possible material weaknesses.

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this Form 12b-25, as well as the cautionary statements and other risk factors set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 and other SEC filings. If one or more events related to these or other risks or uncertainties materialize, or if the Company’s underlying assumptions prove to be incorrect, actual results may differ materially from what the Company anticipates. Many of the important factors that will determine these results are beyond the Company’s ability to control or predict and are reliant on the actions taken or to be taken by third parties. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and, except as otherwise required by law, the Company does not undertake any obligation to publicly update or review any forward looking statement, whether as a result of new information, future developments or otherwise.

                         SILVERGATE CAPITAL CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

SILVERGATE CAPITAL CORPORATION

Date: March 1, 2023	By:	/s/ Alan J. Lane
Alan J. Lane
Chief Executive Officer